

SECURITIES AND EXCHANGE COMMISSION

07001478

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GHS Capital Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Banbury Road
(No. and Street)

Lumberton, (City) New Jersey (State) 08048 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Stice 609-234-3653
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC, CPA's
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street, Suite 815, (Address) Philadelphia, (City) PA. (State) 19102 (Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gene Stice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GHS Capital Management, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

X [signature]
Signature

President
Title

[signature: Amy Warren]
Notary Public

AMY WARREN
Notary Public of New Jersey
My Commission Expires 5/1/2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

GHS CAPITAL MANAGEMENT, LLC

DECEMBER 31, 2006

GHS CAPITAL MANAGEMENT, LLC

DECEMBER 31, 2006

TABLE OF CONTENTS

Page

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition.. 2

Statement of Loss and Members' Equity...................................... 3

Statement of Cash Flows.. 4

Notes to Financial Statement.. 5-6

Supplementary Information

Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities and Exchange Commission...................................... 7

Reconciliation of the Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission.................... 8

Other Matters

Report on Internal Accounting Control Required by SEC Rule 17a-5...... 9-10

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

The Members
GHS Capital Management, LLC
Lumberton, New Jersey

We have audited the accompanying statement of financial condition of **GHS Capital Management, LLC (a Limited Liability Company)** as of December 31, 2006 and the related statements of loss and Members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amount disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **GHS Capital Management, LLC (a Limited Liability Company)** as of December 31, 2006 and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the Unites States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ROMEO & CHIAVERELLI LLC
February 4, 2007

GHS CAPITAL MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$11,512
Prepaid expenses	1,629
Total current assets	13,141
Total Assets	$13,141

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 4,075
Total current liabilities	4,075
MEMBER EQUITY	9,066
Total Liabilities and Members' Equity	$13,141

The accompanying notes are an integral part of these financial statements

GHS CAPITAL MANAGEMENT, LLC
STATEMENT OF INCOME AND MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

REVENUE	
Commissions	$4,846
Other income	380
Total revenue	5,226
OPERATING EXPENSES	
Occupancy	1,275
Regulatory fee	2,609
Other expenses	7,839
Total operating expenses	11,723
NET INCOME	(6,497)
Members' equity, beginning of year	10,338
Members' contributions in 2006	5,225
Members' equity, end of year	$ 9,066

The accompanying notes are an integral part of these financial statements

GHS CAPITAL MANAGEMENT, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES	
Net income	$ (6,497)
Adjustments to reconcile net loss to net cash	
Provided by operating activities:	
Change in:	
Accounts Receivable	850
Prepaid Expenses	(74)
Security Deposit	425
Accrued Expenses	(804)
	(6,100)
Provided by financing activities:	
Member's Contributions	5,225
Net cash provided by operating activities and increase in cash	(875)
Cash, beginning of year	12,387
Cash, end of year	11,512

The accompanying notes are an integral part of these financial statements

GHS CAPITAL MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the financial statements.

Organization

GHS CAPITAL MANAGEMENT, LLC (Company) was organized under the Laws of the State of New York in 2004 and was registered as a broker-dealer in June 2005 under the Securities Exchange Act of 1934, as amended. The Company is approved to sell mutual funds and variable annuities to public customers. The Company is registered in four states to conduct securities transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United of States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenue is recognized from the sale of mutual funds as earned. Revenue from the placement of variable annuities is recognized upon notification of policy acceptance and renewal.

GHS CAPITAL MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes

The Company, as a limited liability company, has elected to be taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected in the Members' income tax returns.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2006, the ratio was 0.55 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under sub-paragraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies. At December 31, 2006, the Company had net capital, as defined, of $7,437, which was $2,437 in excess of its required minimum net capital of $5,000.

NOTE C – LEASE AGREEMENT

In October 2005 the Company entered into a six-month lease agreement, which expired on March 31, 2006, with Plaza Office Centers. The lease required a monthly rent payment is $425.00. Total rent payments for 2006 were $1,275. Beginning on April 1, 2006, the Company operated from the residence of the Firm's CEO. The Company did not, and will not in the future, incur any monthly rent expense under this arrangement. Total estimated rent payments for 2007 are $0.

SUPPLEMENTARY INFORMATION

GHS CAPITAL MANAGEMENT, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Total members' equity from Statement of financial condition	$ 9,066
Deduct non-allowable assets: Prepaid expenses	1,629
Net capital	$ 7,437
Minimum net capital required per 15c3-1 (a)(2)	$ 5,000
Aggregate indebtedness from statement of financial condition, net of A-1c liabilities	$ 4,075
Ration of aggregate indebtedness to net capital	55 %
Debt-equity ratio computed in accordance with 15c3-1(d)	0

GHS CAPITAL MANAGEMENT, LLC
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Total members' equity according To Form X-17A-5	$ 9,066
Audit Adjustments None	0
Total members' equity according To the audit	$ 9,066

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006:

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 7,437
Net capital according to the audit	$ 7,437

OTHER MATTERS

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Report on Internal Accounting Control Required by SEC Rule 17a-5

The Members
GHS CAPITAL MANAGEMENT, LLC
Lumberton, New Jersey

In planning and performing our audit of the financial statements of GHS CAPITAL MANAGEMENT, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reverse required by rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of difference required by rule 17a-13, in complying with the requirements for prompt payment for securities of Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all paid and excess margin securities of customers as required by Rule 15c3-3, since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of Members, the National Association of Securities Dealers, the Securities and Exchange Commission, the New York Stock Exchange, Inc. (or other designated regulatory organizations) and other regulatory agencies which rely on Rule 17-a-5 (9) under the Securities Exchange Act of 1934 and should not to be used for any other purpose.



Romeo and Chiaverelli, LLC
Certified Public Accountants
February 4, 2006

END